June 15, 2018

Via E-Mail
Robert W. Downes, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

       Re:    GGP Inc.
              Schedule 13E-3 Amendment No. 1
              Filed June 11, 2018 by GGP Inc. et. al
              File No. 005-85755

              GGP Inc. and Brookfield Property Partners L.P.
              Registration Statement on Form S-4 / F-4
              Filed June 11, 2018
              File No. 333-224593

Dear Mr. Downes:

       We have reviewed the above filings and related response letter and have the following additional comments.

Registration Statement on Form S-4

General

1. We continue to evaluate your response to our prior comment 2 and we may have further comments.

Notice of Special Meeting of Stockholders

2. We note your response to prior comment 4 and note the registrants have unbundled original proposals 2 and 3 into 4 separate proposals. Please advise why the registrants believe that new proposals 2, 3, 4 and 5 are consistent with the requirements of Exchange
       Act Rule 14a-4(a)(3) and the guidance set forth in Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally)
       (updated 1/24/14) and Question 201.01 of the Compliance and Disclosure Interpretations
       (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context)
(updated
       10/27/15). For example, but without limitation, please advise why current proposal 2, relating to the items that follow, does not either contain separate material matters that substantively affect shareholder rights or, at a minimum, contain matters on which shareholders could reasonably be expected to wish to express a view separate from their
 Robert W. Downes, Esq.
Sullivan & Cromwell LLP
June 15, 2018
Page 2

       views on the other charter amendments that are part of this proposal:

           the authorization of the issuance and establishment of rights, powers and preferences of 3 classes of stock;
           the removal of stockholders' ability to prohibit the board from amending bylaws that were amended by the stockholders;
           the permission for holders of two of the newly created classes of stock to take action by consent in lieu of a stockholder meeting;
           exclusive forum;
           the elimination of provisions that would prohibit GGP/BPR from issuing any class of non-voting equity securities under certain circumstances; and amendments to the terms of GGP's pre-existing series A preferred stock to preserve
           the conversion right of such stock under its current terms.

       Please address these points with respect to the matters found in proposals 3, 4 and 5 as well.

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers &
Acquisitions